Exhibit 99.3
2017 Annual MD&A

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2017. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us" and "our" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's consolidated financial statements and the accompanying notes thereto as at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
All amounts in this MD&A are presented in U.S. dollars, except for share, option and share purchase warrant data, or as otherwise noted.
All share, option and share purchase warrant, as well as per share, option and share purchase warrant, information presented in this MD&A has been adjusted, including proportionate adjustments being made to each option and share purchase warrant exercise price, to reflect and to give effect to a share consolidation (or reverse split), on November 17, 2015, of our issued and outstanding common shares on a 100-to-1 basis. The share consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest.
This MD&A was approved by the Company's Board of Directors on March 27, 2018.
Company Overview
On December 20, 2017, the United States ("U.S.") Food and Drug Administration (the "FDA") granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency ("AGHD").
Macrilen™ (macimorelin), a ghrelin receptor agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. Macrilen™ (macimorelin) has been granted orphan drug designation by the FDA for the evaluation of growth hormone deficiency. We own the worldwide rights to this novel patented compound. Macrilen™ (macimorelin) is our proposed trade name for macimorelin. The proposed trade name was conditionally approved by the FDA. On December 16, 2016, we were advised by the European Medicines Agency (the "EMA") that Macrilen™ was rejected as the proposed invented name for macimorelin because of its similarity to the names of other medicines. On March 8, 2018, we applied for two new invented names for macimorelin: Macrilen ST and Macrilen GHST.
On January 16, 2018, through our wholly-owned subsidiary Aeterna Zentaris GmbH, we entered into a license and assignment agreement with Strongbridge Ireland Limited ("Strongbridge") to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada (the "Strongbridge License Agreement"). We received an upfront cash payment of $24,000,000 from Strongbridge, and, for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on net sales up to $75,000,000 and an 18% royalty on net sales above $75,000,000. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:

•	$4,000,000 on achieving $25,000,000 annual net sales,

•	$10,000,000 on achieving $50,000,000 annual net sales,

•	$20,000,000 on achieving $100,000,000 annual net sales,

•	$40,000,000 on achieving $200,000,000 annual net sales, and

•	$100,000,000 on achieving $500,000,000 annual net sales.

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Exhibit 99.3
2017 Annual MD&A

Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5,000,000 from Strongbridge.
Strongbridge will fund 70% of the costs of a worldwide pediatric development program to be run by the Company with customary oversight from a joint steering committee. The joint steering committee will be comprised of four persons, two of whom will be appointed by each of Strongbridge and the Company.
In 2017, we completed a Phase 3 study of the internally developed compound Zoptrex™ (zoptarelin doxorubicin), in the indication for advanced, recurrent endometrial cancer, the results of which study are not supportive to pursue regulatory approval by the FDA. In light of the results of the Zoptrex™ study, our focus has shifted entirely to the commercialization, either directly or through third parties, of Macrilen™ (macimorelin).
The Company's common shares are listed on both the NASDAQ Capital Market ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the symbol "AEZS".

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Exhibit 99.3
2017 Annual MD&A

About Forward-Looking Statements
This document contains forward-looking statements made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed in this MD&A, including under the caption "Summary of key expectations for revenues, operating expenditures and cash flows" while others are discussed under the caption "Key Information - Risk Factors" in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission ("SEC"). Such statements include, but are not limited to, statements about the timing of, and prospects for, regulatory approval and commercialization of our product candidates, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing.
Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two of our former officers, or other litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.
About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. The Company is therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Corporate Secretary or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

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Exhibit 99.3
2017 Annual MD&A

Key Developments
MacrilenTM (macimorelin)
Macrilen™ (macimorelin), a ghrelin receptor agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. Macrilen™ (macimorelin) has been granted orphan drug designation by the FDA for the evaluation of growth hormone deficiency. We own the worldwide rights to this novel patented compound. Macrilen™ (macimorelin) is our proposed trade name for macimorelin. The proposed trade name was conditionally approved by the FDA. On December 16, 2016, we were advised by the EMA that Macrilen™ was rejected as the proposed invented name for macimorelin because of its similarity to the names of other medicines. On March 8, 2018, we applied for two new invented names for macimorelin: Macrilen ST and Macrilen GHST; however, we are also evaluating alternative names given recent feedback received from the EMA.
In late 2016, we concluded a confirmatory Phase 3 clinical trial of Macrilen™ (macimorelin) for the evaluation of growth hormone deficiency in adults AGHD. The confirmatory trial was an open-label, randomized, two-way crossover study that compared the results of the evaluation of AGHD using Macrilen™ (macimorelin) to the results of the evaluation of AGHD using a procedure known as the "Insulin Tolerance Test" (the "ITT") on the same patients. The trial involved patients, each of whom was evaluated for AGHD using both Macrilen™(macimorelin) and the ITT. Thirty of the patients were evaluated using Macrilen™(macimorelin) a second time to measure the repeatability of the result obtained using Macrilen™ (macimorelin) as the evaluation method. The study population consisted of more than 110 patients who were suspected of having AGHD as a result of the presence of one or more symptoms. This segment of the population included a range of patients from those considered at low risk of having AGHD to those considered at high risk. The study population also included 25 healthy subjects, who had no risk of having AGHD.
On January 4, 2017, we announced that the confirmatory Phase 3 clinical trial of Macrilen™(macimorelin) failed to achieve its objective of validating a single oral dose of Macrilen™ (macimorelin) for the evaluation of AGHD, using the ITT as a comparator. Based on an analysis of top-line data, Macrilen™ (macimorelin) did not achieve equivalence to the ITT as a means of diagnosing AGHD. Under the study protocol, the evaluation of AGHD with Macrilen™ (macimorelin) would have been considered successful if the lower bound of the two-sided 95% confidence interval for the primary efficacy variables was 75% or higher for "percent negative agreement" with the ITT, and 70% or higher for the "percent positive agreement" with the ITT. While the estimated percent negative agreement met the success criteria, the estimated percent positive agreement did not reach the criteria for a successful outcome. Therefore, the results did not meet the pre-defined equivalence criteria which required success for both the percent negative agreement and the percent positive agreement.
On February 13, 2017, we announced that, following a comprehensive review of the data obtained from the confirmatory Phase 3 clinical trial of Macrilen™(macimorelin) for the evaluation of AGHD using the ITT as a comparator, we concluded that Macrilen™(macimorelin) demonstrated performance supportive of FDA registration consideration.
On March 7, 2017, we announced that the Pediatric Committee of the EMA agreed to our Pediatric Investigation Plan ("PIP") for Macrilen™ (macimorelin) and agreed that we may defer conducting the PIP until after we file an Marketing Authorization Application ("MAA") seeking marketing authorization for the use of Macrilen™ (macimorelin) for the evaluation of AGHD.
On March 30, 2017, we announced that, following our meeting with the FDA on March 29, 2017, we intended to file an NDA seeking approval of MacrilenTM (macimorelin) for the evaluation of AGHD. The announcement also indicated that during our meeting with the FDA, the FDA stated that the clinical studies performed with respect to MacrilenTM (macimorelin) address the prior deficiencies mentioned in the November 5, 2014 complete response letter and that this conclusion paved the way for re-submission by us of an NDA for MacrilenTM (macimorelin). While indicating that the conclusions regarding the performance of MacrilenTM (macimorelin) are review issues subject to an examination of the complete data set, the FDA indicated that the summary data submitted by us prior to the meeting appear to support the propositions advanced by us. Most importantly, the FDA specified the additional statistical analysis of existing data that would be required to further support our conclusions.
On June 30, 2017, we announced that we had resubmitted an NDA to the FDA seeking approval of MacrilenTM (macimorelin).
On July 18, 2017, we announced that we had been notified by the FDA that our NDA seeking approval of MacrilenTM (macimorelin) for the evaluation of AGHD had been accepted as a complete response to the FDA's November 5, 2014 complete response letter and granted a PDUFA date of December 30, 2017.
On November 27, 2017, we announced that the MAA for the use of MacrilenTM (macimorelin) for the evaluation of AGHD has been accepted by the EMA for regulatory review. The start of the EMA review procedure for the MAA has been confirmed by EMA as November 23, 2017.
On December 20, 2017, we announced that the FDA granted marketing approval for MacrilenTM (macimorelin) to be used in the diagnosis of patients with AGHD. On January 17, 2018, we announced that through AEZS Germany, we entered into the

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Exhibit 99.3
2017 Annual MD&A

Strongbridge License Agreement to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. We continue to explore various alternatives to monetize our rights to Macimorelin in other countries around the globe.
Outsourcing and Out-Licensing Non-Strategic Activities/Assets
Zoptrex™
On May 1, 2017, we announced that the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin) in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ (zoptarelin doxorubicin) as compared to patients treated with doxorubicin. The results of the study are not supportive to pursue regulatory approval by the FDA. Based on this outcome, we do not anticipate conducting clinical trials of Zoptrex™ (zoptarelin doxorubicin) with respect to any other indications. We also discontinued the development of AEZS-138/Disorazol Z, as it was based on the same concept as Zoptrex™ (zoptarelin doxorubicin).
Commercial Operations
Our commercial operations were significantly reduced in the fourth quarter of 2017. We eliminated our contract sales team in its entirety, as well as remaining sales management in November 2017, in accordance with the terms of our agreement with inVentiv Commercial Services, LLC, an affiliate of inVentiv Health, Inc. ("inVentiv"), a contract-sales organization. Our agreement with inVentiv commenced in November 2014.
Pursuant to termination of the inVentiv agreement, we ended our co-promotion with EMD Serono, Inc. ("EMD Serono") and Armune BioScience, Inc. ("Armune").
Until termination of our sales team in November 2017, the inVentiv sales force promoted two products during 2017:
Saizen® [somatropin (rDNA origin) for injection] is a prescription medicine indicated for the treatment of growth hormone deficiency in children and adults. We promoted Saizen® pursuant to our promotional services agreement (the "EMD Serono Agreement") with EMD Serono, which we entered into in May 2015 and amended as of December 31, 2016. The EMD Serono Agreement, as amended, provided that we were to promote Saizen® in specific agreed-upon U.S. territories to adult and pediatric endocrinologists in exchange for a sales commission that was based upon new patient starts of the product. The agreement was terminated in accordance with its terms in December, 2017.
APIFINY® is the only cancer-specific, non-PSA blood test for the evaluation of the risk of prostate cancer. The test was developed by Armune, a medical diagnostics company that develops and commercializes unique proprietary technology exclusively licensed from the University of Michigan for diagnostic and prognostic tests for cancer. We entered into a co-marketing agreement with Armune in November 2015 (the "Armune Agreement"), which was amended effective as of June 1, 2016, which allowed us to exclusively promote APIFINY® throughout the entire United States. We received a commission for each test performed resulting from our targeted promotion without regard to any established baseline. The Armune Agreement, as amended, had a three-year term that renewed automatically for successive one-year periods. The parties agreed in January 2018 that the Armune Agreement was terminated.

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Exhibit 99.3
2017 Annual MD&A

Effective on November 3, 2017, we terminated the employment of Jude Dinges, our Senior Vice President and Chief Commercial Officer.
Corporate Activities
In July 2017, our subsidiary located in Germany and its Works Council approved a restructuring program (the "2017 German Restructuring"), which was rolled out as a consequence of the negative Phase 3 clinical trial results of Zoptrex™ (zoptarelin doxorubicin) announced on May 1, 2017 and the related impact on our product pipeline. This was also part of the continued strategy to transition the Company into a commercially operating specialty biopharmaceutical organization focused on the development and commercialization of Macrilen™ (macimorelin), including through out-licensing arrangements and pursuing in-licensing opportunities. The goal of the 2017 German Restructuring is to reduce to a minimum our research and development ("R&D") activities and is expected to result in the termination of approximately 24 employees of the German subsidiary.
The Company started implementing the 2017 German Restructuring in the fourth quarter of 2017, with staff departures expected to be completed over a period of approximately 18 months. Total initial restructuring costs associated with the 2017 German Restructuring includes severance accruals and other directly related costs ($2,002,000) and an onerous lease provision ($1,113,000), which has been recorded as follows in the accompanying consolidated statement of comprehensive loss: $2,644,000 in R&D costs, $275,000 in General and administrative ("G&A") expenses and $196,000 in selling expenses. These estimated costs may vary as a result of changes in the underlying assumptions applied thereto, including but not limited to, the time needed to sublease the unused premises. Most of the restructuring accruals are expected to be paid in the financial year ending December 31, 2018.
CEO Appointment and CFO Resignation and Appointment
On July 20, 2017, the board of directors of the Company (the "Board") announced the appointment of Michael Ward as the Company's President and Chief Executive Officer ("CEO"). Further, on September 25, 2017, the Company announced the appointment of Jeffrey Whitnell to the position of Interim Chief Financial Officer ("CFO"). Mr. Whitnell resigned as CFO effective December 7, 2017.
On March 5, 2018, the Company appointed James Clavijo as the Chief Financial Officer, effective that date.
Strategic Review Committee
On July 20, 2017, the Company announced that the Board had established a special committee of independent directors (the "Strategic Review Committee") to develop, consider, investigate and exercise oversight relating to potential strategic alternatives to maximize potential future growth and stakeholder value of the Company, including continuing to execute on our existing business plan and/or considering and recommending changes to our management and governance.
On August 8, 2017, we announced that the Strategic Review Committee engaged a consulting firm and a financial advisor to assist in its efforts. The Strategic Review Committee retained Stifel, Nicolaus & Company as advisor in part to validate the commercial potential of Macrilen™(macimorelin) to assist it in determining the best means of maximizing value, which included evaluating and recommending modes of distribution including entering into partnerships or building an internal sales force, raising capital including through an investment from a strategic partner, or selling some or all of the Company and its assets. On January 16, 2018, through AEZS Germany, the Company entered into the Strongbridge License Agreement.
In January 2018, in accordance with the written mandate of the Strategic Review Committee, the members of the Strategic Review Committee determined that the responsibilities of the Strategic Review Committee had been performed and were at an end and the Strategic Review Committee was dissolved effective as of January 22, 2018.
Contingencies
In late July 2017, we terminated for cause the employment of Mr. David A. Dodd, the former President and Chief Executive Officer of the Company and the employment of Mr. Philip A. Theodore, the former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary of the Company. All outstanding stock options held by both former officers were cancelled effective as of their respective termination dates, in accordance with the provisions of our Stock Option Plan.
On August 3, 2017, we announced that we had filed a lawsuit against both Messrs. Dodd and Theodore for damages suffered by us for breach of confidence and/or breach of fiduciary duty in an amount to be determined prior to trial. We are also seeking, among other things, an injunction to prevent both Messrs. Dodd and Theodore from (i) continuing to use our confidential and proprietary information without authorization; and (ii) mounting a proxy contest that will be premised upon the breaches of fiduciary and statutory duties and breaches of confidence alleged in the lawsuit. We engaged external counsel to conduct an internal investigation related to this lawsuit, which is still ongoing.

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Exhibit 99.3
2017 Annual MD&A

On December 21, 2017, Messrs. Dodd and Theodore brought a counterclaim against the Company and its Chair, Carolyn Egbert, in the amount of CAN$6.0 million alleging, among other things, that defamatory statements were made against Messrs. Dodd and Theodore. The Company and its Chair consider the counterclaim against them to be entirely without merit, and intend to vigorously defend against the counterclaim.
In August 2017, Mr. Dodd filed a lawsuit in the Court of Common Pleas of South Carolina against us for damages of approximately U.S.$1.7 million. He is also requesting that all of his outstanding stock options vest effective upon his termination date. We cannot predict at this time the final outcome or potential losses, if any, with respect to this lawsuit. On September 5, 2017, the lawsuit in the Court of Common Pleas of South Carolina was moved to the Federal Court in South Carolina.
Cogas Consulting, LLC ("Cogas") filed a lawsuit against the Company in state court in Fulton County, Georgia on February 2, 2018. Cogas alleges that its employee (and sole shareholder) John Sharkey is entitled to a "success fee" commission on the Strongbridge License Agreement. Cogas is claiming damages in the form of a lost commission on the transaction. Cogas claims its commission is 5% on payments the Company receives within the first three years after January 14, 2018. Cogas alleges it is entitled to 5% of the $24 million Strongbridge already paid the Company, plus 5% of any royalty Strongbridge pays the Company through January 17, 2021. The Company plans to vigorously defend this matter.

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2017 Annual MD&A

Consolidated Statements of Comprehensive Loss Information

	Three months ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2017	2016	2017	2016	2015
	$	$	$	$	$
Revenues
Sales commission and other	59	94	465	414	297
License fees	119	210	458	497	248
Total revenues	178	304	923	911	545
Operating expenses

Research and development costs	526	4,619	10,704	16,495	17,234
General and administrative expenses	2,778	1,757	8,198	7,147	11,308
Selling expenses	452	1,526	5,095	6,745	6,887
Total operating expenses	3,756	7,902	23,997	30,387	35,429
Loss from operations	(3,578)	(7,598)	(23,074)	(29,476)	(34,884)

Gain (loss) due to changes in foreign currency exchange rates	72	(396)	502	(70)	(1,767)
Change in fair value of warrant liability	(478)	(245)	2,222	4,437	(10,956)
Warrant exercise inducement fee	—	—	—	—	(2,926)
Other finance income	21	19	75	150	305
Net finance income (costs)	(385)	(622)	2,799	4,517	(15,344)
Loss before income taxes	(3,963)	(8,220)	(20,275)	(24,959)	(50,228)
Income tax recovery	3,479	—	3,479	—	—
Net loss from continuing operations	(484)	(8,220)	(16,796)	(24,959)	(50,228)
Net income from discontinued operations	—	—	—	—	85
Net loss	(484)	(8,220)	(16,796)	(24,959)	(50,143)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(238)	870	(1,430)	569	1,509
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	59	1,143	694	(1,479)	844
Comprehensive loss	(663)	(6,207)	(17,532)	(25,869)	(47,790)
Net loss per share (basic and diluted) from continuing operations	(0.03)	(0.71)	(1.12)	(2.41)	(18.17)
Net income per share (basic and diluted) from discontinued operations	—	—	—	—	0.03
Net loss per share (basic and diluted)	(0.03)	(0.71)	(1.12)	(2.41)	(18.14)
Weighted average number of shares outstanding:
Basic and Diluted	16,440,760	11,565,210	14,958,704	10,348,879	2,763,603

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Exhibit 99.3
2017 Annual MD&A

2017 compared to 2016
Revenues
Sales commission and other were $0.1 million and $0.5 million for the three and twelve months ended December 31, 2017 and $0.1 million and $0.4 million for the same periods in 2016, and thus increased in 2017 as compared to 2016. In 2017, those revenues mainly resulted from our sales team exceeding pre-established unit sales baseline thresholds under our co-promotion agreement to sell Saizen®. We also generated sales commission in connection with our promotion of APIFINY®. In the corresponding periods in 2016, sales commission and other revenues were mainly related to EstroGel®.
License fees were $0.1 million and $0.5 million for the three and twelve months ended December 31, 2017, as compared to $0.2 million and $0.5 million for the same periods in 2016.
The Company currently has deferred revenues at December 31, 2017 of $541,000 relating to non-refundable upfront payments it previously received for licensing and technology transfer arrangements that it entered into with respect to the development of Zoptrex™ in various territories. Due to events that occurred in 2018, the Company does not anticipate development of Zoptrex™ under the licensing agreements, therefore the Company's remaining carrying amount of deferred revenues will be recognized in the first quarter of 2018 as income.
Operating Expenses
R&D costs were $0.5 million and $10.7 million for the three and twelve months ended December 31, 2017, compared to $4.6 million and $16.5 million for the same periods in 2016. R&D costs decreased for the three-month and twelve-month periods ended December 31, 2017 as compared to the same period in 2016. The decrease in R&D costs is mainly attributable to lower comparative third-party costs, as described below, partially offset by the recording, in the third quarter of 2017, of a provision in connection with the 2017 German Restructuring.
Additionally, the decrease in our R&D costs for the twelve months ended December 31, 2017, as compared to the same period in 2016, is attributable to lower employee compensation and benefits costs, lower facilities rent and maintenance costs as well as lower other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our ongoing efforts to streamline our R&D activities and to increase our commercial operations and flexibility by reducing our R&D staff, which was started in 2014 (the "Resource Optimization Program"). The R&D costs for the year ended December 31, 2017 were lower than anticipated mainly because we were able to negotiate reductions to a change order received from our principal R&D third-party service provider.
The following table summarizes our net R&D costs by nature of expense:

	Three months ended December 31,		Years ended December 31,
(in thousands)	2017	2016	2017		2016	2015
	$	$	$		$	$
Third-party costs	(539)	3,233	3,936		11,829	11,891
Employee compensation and benefits	822	845	4,868	*	3,216	3,699
Facilities rent and maintenance	273	232	1,898	**	873	940
Other costs***	86	309	138		579	727
Gain on disposal of equipment	(116)	—	(136)		(2)	(23)
	526	4,619	10,704		16,495	17,234
_________________________
*     Includes a provision for restructuring in the amount of $1.6 million.
** Includes a provision for restructuring in the amount of $1.0 million.
*** Includes mainly depreciation, amortization, impairment, reversal of impairment, gain on disposal of equipment and operating foreign exchange losses.

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Exhibit 99.3
2017 Annual MD&A

The following table summarizes third-party R&D costs, by product candidate, incurred by the Company during the three months ended December 31, 2017 and 2016.

(in thousands, except percentages)	Three months ended December 31,
Product Candidate	2017		2016
	$	%	$	%
Zoptrex™	(89)	16.5	1,453	44.9
Macrilen™	(471)	87.4	1,568	48.5
LHRH - Disorazol Z	1	(0.2)	86	2.7
Erk inhibitors	—	—	16	0.5
Other	20	(3.7)	110	3.4
	(539)	100.0	3,233	100.0
The following table summarizes third-party R&D costs, by product candidate, incurred by the Company during the years ended December 31, 2017, 2016 and 2015.

(in thousands, except percentages)	Years ended December 31,
Product Candidate	2017		2016		2015
	$	%	$	%	$	%
Zoptrex™	2,495	63.4	6,742	57.0	8,635	72.6
Macrilen™	1,237	31.4	4,326	36.6	1,555	13.1
LHRH - Disorazol Z	44	1.1	294	2.5	212	1.8
Erk Inhibitors	18	0.5	130	1.1	1,081	9.1
Other	142	3.6	337	2.8	408	3.4
	3,936	100.0	11,829	100.0	11,891	100.0
As shown above, a substantial portion of the R&D costs relates to development initiatives associated with Zoptrex™, and with our pivotal Phase 3 ZoptEC clinical trial initiated in 2013 with Ergomed. Third-party costs attributable to Zoptrex™ decreased considerably during the twelve months ended December 31, 2017, as compared to the same period in 2016, mainly since we completed the clinical portion of the ZoptEC trial during the first quarter of 2017 which was partially offset by the additional liability recognized following the negative ZoptrexTM top-line results.
Third-party costs attributable to Zoptrex™ decreased during the three and twelve months ended December 31, 2017, as compared to the same period in 2016, mainly since we closed out the study and related activities in the second quarter following the negative ZoptrexTM top-line results on May 1, 2017. The negative costs for the three-month period ended December 31, 2017 are mainly explained by lower close out costs as compared to the accrual made in the second quarter.
Third-party costs attributable to Macrilen™ (macimorelin) decreased during the three and twelve months ended December 31, 2017, as compared to the same period in 2016. This is mainly since we completed the Phase 3 clinical trial at the end of 2016. The costs incurred in 2017 related to the detailed analysis of the top-line results as well as the preparation of the NDA filing which was submitted on June 30, 2017. The costs reversal in the fourth quarter of 2017 are explained mainly by the reductions to close out costs.
Excluding the impact of foreign exchange rate fluctuations, we expect that we will incur overall R&D costs of between $1.0 million and $2.0 million for the year ended December 31, 2018.

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Exhibit 99.3
2017 Annual MD&A

G&A expenses were $2.8 million and $8.2 million for both the three and twelve-month periods ended December 31, 2017, as compared to $1.8 million and $7.1 million for the same periods in 2016. The increase in our G&A costs for the three and twelve months ended December 31, 2017, as compared to the same period in 2016, is mainly due to outside legal costs. The G&A expenses are in line with expectations.
Excluding the impact of foreign exchange rate fluctuations and the recording of transaction costs related to potential financing activities (not currently known or estimable), we expect that G&A expenses will range between $9.0 million and $11.0 million in 2018.

Selling expenses were $0.5 million and $5.1 million for the three and twelve months ended December 31, 2017, as compared to $1.5 million and $6.7 million for the same periods in 2016. Selling expenses for the three and twelve months ended December 31, 2017 and 2016 represent mainly the costs of our sales force related to the co-promotion activities as well as our sales management team. The decrease in selling expenses is explained by the elimination of sales representatives. In the fourth quarter, we eliminated all sales representatives as part of the restructuring efforts. Based on currently available information, we expect selling expenses to range between $0.2 million and $0.5 million in 2018.

Net finance income (costs) was $(0.4) million and $2.8 million for the three and twelve months ended December 31, 2017, as compared to $(0.6) million and $4.5 million, for the same periods in 2016. The decrease in finance income is mainly attributable to the change in fair value of warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of pricing models, of outstanding share purchase warrants. The closing price of our common shares, which, on the NASDAQ, fluctuated from $0.84 to $3.65 during the twelve-month period ended December 31, 2017, compared to $2.67 to $4.94 during the same period in 2016, also had a direct impact on the change in fair value of warrant liability.

Net loss for the three and twelve months ended December 31, 2017 was $0.5 million and $16.8 million (or $0.03 and $1.12 per share), as compared to a net loss of $8.2 million and $25.0 million (or $0.71 and $2.41 per share) for the same periods in 2016. The decrease in net loss for the three-month period ended December 31, 2017 is a result of the reduction in third party R&D costs. The reduction is attributed to closing out the Zoptrex study and successful completion in the U.S. of the Macrilen™ (macimorelin) filing.

(11)

Exhibit 99.3
2017 Annual MD&A

2016 compared to 2015
Revenues
Revenues were $0.9 million for the year ended December 31, 2016 compared to $0.5 million for the same period in 2015. In 2016, the sales commission and other revenue mainly resulted from our sales team exceeding pre-established unit sales baseline thresholds under our co-promotion agreement to sell Saizen®. We also generated sales commission in connection with our promotion of APIFINY®. In the corresponding periods in 2015, sales commission and other revenues were mainly related to EstroGel®. The increase in licensing fees is explained by the out-licensing agreements that we entered into in 2016 for ZoptrexTM.
Operating Expenses
R&D costs were $16.5 million for the year ended December 31, 2016 compared to $17.2 million for the same period in 2015.
The decrease in our R&D costs for the twelve months ended December 31, 2016, as compared to the same period in 2015, is attributable to lower employee compensation and benefits costs, lower facilities rent and maintenance costs as well as lower other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with the Resource Optimization Program.
In addition, during 2015, we initiated the new confirmatory Phase 3 clinical trial of Macrilen™ (macimorelin), which explains the increase in costs for this product candidate. The first patient was enrolled in the fourth quarter of 2015, we announced completion of patient recruitment in the fourth quarter of 2016 and we announced top-line results of the trial on January 4, 2017. Finally, in 2015, we also decided to suspend our efforts on internally developing Erk inhibitor, a molecule for potential cancer therapies, to conserve our resources for other projects.
G&A expenses were $7.1 million for the year ended December 31, 2016, as compared to $11.3 million for the same period in 2015. The decrease in our G&A costs for 2016, as compared to the same periods in 2015, is due to the recording of a provision, in the fourth quarter of 2015, related to a corporate restructuring that we announced on October 12, 2015 (the "2015 Corporate Restructuring"). The 2015 Corporate Restructuring included the restructuring of our finance and accounting staff and the closure of our office in Quebec City. As a result of the 2015 Corporate Restructuring, recurring G&A expenses also decreased in 2016, as compared to 2015. Finally, the comparative decrease is also explained by certain transaction costs allocated to warrants in connection with the completion of share issuances in March and December 2015.
Selling expenses were $6.7 million for the year ended December 31, 2016, as compared to $6.9 million for the same period in 2015. The selling expenses are slightly below what we anticipated because we postponed some expenses related to the potential commercial launch of Zoptrex™ and Macrilen™ (macimorelin) mainly because the related clinical trials took more time than expected.
Net finance income (costs) were $4.5 million for the year ended December 31, 2016, as compared to $(15.3) million for the same period in 2015 and are comprised predominantly of the change in fair value of warrant liability and of gains and losses recorded due to changes in foreign currency exchange rates.
The change in fair value of our warrant liability results from the periodic "mark-to-market" revaluation, via the application of the pricing models, of share purchase warrants that were outstanding during the relevant period. The "mark-to-market" warrant valuation was most notably impacted by the issuance of 3.1 million additional share purchase warrants in 2015 and by the closing price of our common shares, which, on the NASDAQ, fluctuated from $2.67 to $4.94 during the year ended December 31, 2016 and from $4.00 to $84.20 during the year ended December 31, 2015.
In addition, with specific reference to 2015, finance costs were also impacted by the warrant exercise inducement fee paid to certain holders of the Series B Warrants.
Net loss for the year ended December 31, 2016 was $(25.0) million, or $(2.41) per basic and diluted share compared to $(50.1) million, or $(18.14) per basic and diluted share for the same period in 2015. The decrease in our net loss for the year ended December 31, 2016, as compared to the same period in 2015, is due to the lower comparative R&D costs and G&A expenses and the change in fair value of warrant liability as presented above.

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Exhibit 99.3
2017 Annual MD&A

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Three months ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
	$	$	$	$
Revenues	178	241	243	261
Loss from operations	(3,578)	(7,200)	(6,679)	(5,617)
Net loss	(484)	(9,631)	(2,550)	(4,131)
Net loss per share (basic and diluted)*	(0.03)	(0.61)	(0.18)	(0.31)

(in thousands, except for per share data)	Three months ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
	$	$	$	$
Revenues	304	269	96	242
Loss from operations	(7,598)	(7,703)	(7,184)	(6,991)
Net loss	(8,220)	(6,055)	(7,008)	(3,676)
Net loss per share (basic and diluted)*	(0.71)	(0.61)	(0.71)	(0.37)
_________________________

*
Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations attributable to our net finance income, which in turn are comprised mainly of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. Additionally, our net R&D costs have historically varied on a quarter-over-quarter basis due to the ramping up or winding down of potential product candidate activities, which in turn are dependent upon many factors that often do not occur on a linear or predictable basis. Our selling expenses have been consistent but can also vary on a quarter-over-quarter basis due to the ramping up of pre-commercialization activities associated with Macrilen™ (macimorelin).

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Exhibit 99.3
2017 Annual MD&A

Condensed Statement of Financial Position Information

	December 31,
(in thousands)	2017	2016
	$	$
Cash and cash equivalents [1]	7,780	21,999
Trade and other receivables and other current assets	958	744
Restricted cash equivalents	381	496
Inventory	643	—
Property, plant and equipment	101	204
Deferred tax assets	3,479	—
Other non-current assets	8,853	8,216
Total assets	22,195	31,659
Payables and other current liabilities	2,987	3,745
Provision for restructuring costs	2,296	33
Current portion of deferred revenues	486	426
Warrant liability	3,897	6,854
Non-financial non-current liabilities [2]	15,312	14,389
Total liabilities	24,978	25,447
Shareholders' (deficiency) equity	(2,783)	6,212
Total liabilities and shareholders' (deficiency) equity	22,195	31,659
_________________________

1.
Approximately $0.6 million and $1.5 million were denominated in EUR as at December 31, 2017 and December 31, 2016, respectively, and approximately $1.0 million and $3.7 million were denominated in Canadian dollars as at December 31, 2017 and December 31, 2016, respectively.

2.	Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.

The decrease in cash and cash equivalents as at December 31, 2017, as compared to December 31, 2016, is due to the net cash used in operating activities including variations in components of our working capital. The decrease was partially offset by the net proceeds generated by various issuances of common shares under our April 2016, March 2017 and April 2017 "At-the-Market" ("ATM") Programs.
The increase in inventory is the result of capitalizing direct manufacturing costs incurred from Macrilen™ (macimorelin) following its FDA approval.
The decrease in payables and other current liabilities is mainly attributable to the reduction in R&D costs and selling expenses, partially offset by an increase in G&A expenses, in the fourth quarter of 2017 as compared to the fourth quarter of 2016 which is explained by the completion of our Phase 3 clinical trials.

The decrease in our warrant liability from December 31, 2016 to December 31, 2017 is mainly due to a net fair value revaluation gain of $2.2 million, which was recorded pursuant to our periodic "mark-to-market" revaluation of the underlying outstanding share purchase warrants. The revaluation gain is mainly explained by the decrease of the price of our common shares during the period. The remaining variance is explained by the exercise of some Series A Warrants in July 2017.

The increase in non-financial non-current liabilities from December 31, 2016 to December 31, 2017 is mainly due to the increase in the EUR/USD foreign exchange rate offset by a slight increase in the discount rate used to estimate our employee future benefits obligation.

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Exhibit 99.3
2017 Annual MD&A

The decrease in shareholders' (deficiency) equity as at December 31, 2017, as compared to December 31, 2016, is attributable primarily to the recording of a net loss for the twelve-month period, partially offset by the net proceeds generated by various issuances of common shares under our April 2016, March 2017 and April 2017 ATM Programs.
Financial Liabilities, Obligations and Commitments
Expected future minimum lease payments, which also include future payments in connection with utility service agreements and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at December 31, 2017 are as follows:

(in thousands)	Minimum lease payments	Minimum sublease receipts	Service and manufacturing
	$	$	$
Less than 1 year	448	(143)	403
1 - 3 years	633	(26)	283
4 - 5 years	105	—	259
More than 5 years	100	—	250
Total	1,286	(169)	1,195
In accordance with the assumptions used in our employee future benefit obligation calculation as at December 31, 2017, undiscounted benefits expected to be paid are as follows:

(in thousands)	$
Less than 1 year	522
1 – 3 years	1,094
4 – 5 years	1,122
More than 5 years	16,589
Total	19,327
Outstanding Share Data
As at March 27, 2018 we had 16,440,760,Common Shares issued and outstanding, as well as 711,252 stock options outstanding. Share purchase warrants outstanding as at March 27, 2018 represented a total of 3,417,840 equivalent common shares.
Capital Disclosures
Our objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses, working capital and capital expenditures.
Over the past several years, we have increasingly raised capital via public equity offerings and drawdowns and issuances under various ATM sales programs as our primary source of liquidity.
Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development portfolio and to pursue appropriate commercial opportunities as they may arise. We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through certain transactions impacting our cash flows from operating activities, public equity offerings and issuances under various ATM programs.

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Exhibit 99.3
2017 Annual MD&A

At December 31, 2017, we had $7.8 million of cash and cash equivalents. We expect existing cash balances and operating cash flows (including the upfront cash payment of $24 million from Strongbridge discussed below) will provide us with adequate funds to support our current operating plan for at least twelve months after the date of the issuance of this Annual Report Form 20-F and for the foreseeable future.
Strongbridge License Agreement
On January 17, 2018, the Company received an upfront cash payment of $24,000,000 from Strongbridge, and, for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on net sales up to $75,000,000 and an 18% royalty on net sales above $75,000,000. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:

•	$4,000,000 on achieving $25,000,000 annual net sales,

•	$10,000,000 on achieving $50,000,000 annual net sales,

•	$20,000,000 on achieving $100,000,000 annual net sales,

•	$40,000,000 on achieving $200,000,000 annual net sales, and

•	$100,000,000 on achieving $500,000,000 annual net sales.
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5,000,000 from Strongbridge.
Strongbridge will fund 70% of the costs of a worldwide pediatric development program to be run by the Company with customary oversight from a joint steering committee. The joint steering committee will be comprised of four persons, two of whom will be appointed by each of Strongbridge and the Company.
The Strongbridge License Agreement will expire at the end of a defined royalty period in each of the United States and Canada, at which time the license that the Company granted to Strongbridge will become irrevocable, fully paid-up, perpetual and royalty-free in such country. Strongbridge has the right to terminate the Strongbridge License Agreement if there is a safety concern related to Macrilen™ (macimorelin), withdrawal of regulatory approval for Macrilen™ (macimorelin) in the U.S. believed to be permanent, two hundred and seventy (270) days' prior written notice, or if the Company commits a material breach of any term of the Strongbridge License Agreement that it fails to cure within 90 days after receiving written notice of the breach. The Company has the right to terminate the Strongbridge License Agreement if Strongbridge commits a material breach of any term of the Strongbridge License Agreement that it fails to cure within 90 days after receiving written notice of the breach. If the breach relates to Canada then the Company shall only have the right to terminate the Strongbridge License Agreement in relation to Canada. If the breach relates to the United States, then the Company shall have the right to terminate the Strongbridge License Agreement in its entirety.
The Strongbridge License Agreement contains customary provisions related to, among other things, confidentiality and non-disclosure, representations and warranties, indemnity and dispute resolution. The Strongbridge License Agreement is governed by the laws of the State of New York, United States.
On April 1, 2016, we entered into an ATM sales agreement under which we are able, at our discretion and from time to time, to sell up to 3 million of our common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million (the "April 2016 ATM Program"). The ATM program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary. During the year ended December 31, 2017, the Company issued an additional 555,068 common shares under the April 2016 ATM Program at an average price of approximately $3.20 per share for gross proceeds of $1.8 million. The shelf registration statement pursuant to which this program was established expired on March 28, 2017.
On March 28, 2017, we commenced a new ATM offering pursuant to its existing ATM Sales Agreement, dated April 1, 2016, under which we were able, at our discretion, from time to time, to sell up to a maximum of 3 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $9.0 million (the "March 2017 ATM Program"). The common shares were to be sold at market prices prevailing at the time of the sale of the common shares and, as a result, sale prices varied.

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Exhibit 99.3
2017 Annual MD&A

Between March 28, 2017 and April 18, 2017, we issued a total of 597,994 common shares under the March 2017 ATM Program at an average issuance price of $2.97 per share for aggregate gross proceeds of $1.8 million less cash transaction costs of $55,000 and previously deferred financing costs of $65,000.
On April 27, 2017, we entered into a new ATM Sales Agreement (the "New ATM Sales Agreement"), and filed with the SEC a prospectus supplement (the "Prospectus Supplement") related to sales and distributions of up to a maximum of 2,240,000 common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the Prospectus Supplement superseded and replaced the March 2017 ATM Program, which itself had superseded and replaced the April 2016 ATM Program. The Prospectus Supplement supplements the base prospectus included in our Shelf Registration Statement on Form F-3, as amended (the "2017 Shelf Registration Statement"), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allows us to offer up to $50 million of common shares and is effective for a three-year period. Between May 30, 2017 and December 31, 2017, we issued 1.8 million common shares at an average issuance price of $1.71 per share under the New ATM Sales Agreement.

On November 1, 2016, we completed a registered direct offering of 2,100,000 units (the "Units"), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the "November 2016 Offering"). Total gross cash proceeds raised through the November 2016 Offering amounted to $7.6 million, less cash transaction costs of $1.0 million, including the placement agent's fee and expenses. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share. The warrants contain a call provision which provides that, in the event our common shares trade at or above $10.00 on the principal trading market of our common shares during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, we have the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from us. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a "net" or "cashless" basis.

The variations in our liquidity by activity are explained below.

(in thousands)	Three months ended December 31,		Years ended December 31,
	2017	2016	2017	2016	2015
	$	$	$	$	$
Cash and cash equivalents - Beginning of period	12,173	21,052	21,999	41,450	34,931
Cash flows from operating activities:
Cash used in operating activities from continuing operations	(4,527)	(8,131)	(22,913)	(29,010)	(33,929)
Cash provided by operating activities from discontinued operations	—	—	—	—	85
	(4,527)	(8,131)	(22,913)	(29,010)	(33,844)
Cash flows from financing activities:
Net proceeds from issuance of common shares and warrants	—	9,361	8,030	9,924	49,427
Payment pursuant to warrant amendment agreements and Series B Warrant exercise inducement fee	—	—	—	—	(8,629)
	—	9,361	8,030	9,924	40,798

Cash flows from investing activities:
Net cash (used in) provided by investing activities from continuing operations	140	(9)	307	(314)	913
	140	(9)	307	(314)	913
Effect of exchange rate changes on cash and cash equivalents	(6)	(274)	357	(51)	(1,348)
Cash and cash equivalents - End of period	7,780	21,999	7,780	21,999	41,450

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Exhibit 99.3
2017 Annual MD&A

Operating Activities
2017 compared to 2016
Cash used in operating activities totaled $4.5 million and $22.9 million for the three and twelve months ended December 31, 2017, as compared to $8.1 million and $29.0 million for the same periods in 2016. The decrease in cash used in operating activities for the twelve months ended December 31, 2017, as compared to the same periods in 2016, is mainly due to lower operating expenses.
We expect net cash used in operating activities to range from $11.0 million to $12.0 million for the year ending December 31, 2018. We expect most of the expenses related to G&A to be for employee, insurance, rent, travel, and professional fees, such as legal, accounting and public company related expenses. The timing of the termination notices, that will be given to employees as part of the 2017 German Restructuring, will have an impact on the net cash used in operating activities. This guidance may vary significantly in future periods and it can also be significantly impacted by ongoing business development initiatives.
2016 compared to 2015
Cash used in operating activities totaled $29.0 million and $33.8 million for the twelve months ended December 31, 2016 and 2015, respectively. The decrease in cash used in operating activities for the twelve months ended December 31, 2016, as compared to the same period in 2015, was mainly due to lower operating expenses.
Financing Activities
2017 compared to 2016
Cash flows from financing activities totaled $0.0 million and $8.0 million for the three and twelve months ended December 31, 2017, as compared to $9.4 million and $9.9 million for the same periods in 2016. The decrease is mainly due to higher net proceeds received from the November 2016 Offering.
2016 compared to 2015
Cash flows from financing activities totaled $9.9 million for the twelve months ended December 31, 2016, as compared to $40.8 million for the same period in 2015. The decrease is mainly due to lower net proceeds received from the issuance of common shares and warrants in 2016 as compared to 2015.
Investing Activities
2017 compared to 2016
Cash (used in) provided by investing activities totaled $0.1 million and $0.3 million for the three and twelve months ended December 31, 2017, as compared to $0.0 million and $(0.3) million for the same periods in 2016.
2016 compared to 2015
Cash (used in) provided by investing activities totaled $(0.3) million and $0.9 million for the twelve months ended December 31, 2016 and 2015, respectively. The decrease for the twelve-month period ended December 31, 2016, as compared to the same period in 2015, is due to proceeds received in connection with the disposal of equipment in connection with our Resource Optimization Program during the first quarter of 2015.

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Exhibit 99.3
2017 Annual MD&A

Critical Accounting Policies, Estimates and Judgments
Our consolidated financial statements as at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015 have been prepared in accordance with IFRS as issued by the IASB.
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant when our consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those that applied to our annual consolidated financial statements as of December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015.

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Exhibit 99.3
2017 Annual MD&A

Recent Accounting Pronouncements
Accounting standards adopted without impact
In January 2016, the IASB issued amendments to IAS 12, Income taxes to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset's tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017. The Company concluded that these amendments have no impact on the Company's consolidated financial statements.
In January 2016, the IASB issued an amendment to IAS 7, Statement of cash flows, introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB's Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. The amendment is effective from January 1, 2017. The Company believes that the information provided in note 14 is sufficient to meet this new requirement.
Accounting standards not yet adopted
The final version of IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018. There are amendments to IFRS 7 which require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. The Company is currently assessing the impact, if any, that these new standards may have on the Company's consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to receive in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact, if any, that these amendments may have on the Company's consolidated financial statements.
In November 2016, the IFRS Interpretations Committee issued an Interpretation on how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The Interpretation applies where an entity either pays or receives consideration in advance for foreign currency-denominated contracts. The Interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. The Interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact, if any, that these amendments may have on the Company's consolidated financial statements.
In December 2016, IFRIC 22, "Foreign Currency Transactions and Advance Consideration", was issued. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company is currently assessing the impact, if any, that this new standard may have on the Company's consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee ("SIC") 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply

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Exhibit 99.3
2017 Annual MD&A

IFRS 15. The Company is currently assessing the impact, if any, that this new standard may have on the Company's consolidated financial statements.
In June 2017, FRIC 23, "Uncertainty over Income Tax Treatment", was issued. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.  The company is currently assessing the impact, if any, that this new standard may have on the Company's consolidated financial statements.

(21)

Exhibit 99.3
2017 Annual MD&A

Outlook for 2018
Product Development
Macrilen™ (macimorelin)
Macrilen™ (macimorelin), a ghrelin receptor agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. Macrilen™ (macimorelin) has been granted orphan drug designation by the FDA for the evaluation of growth hormone deficiency. We own the worldwide rights to this novel patented compound. Macrilen™ (macimorelin) is our proposed trade name for macimorelin. The proposed trade name is subject to approval by the FDA. On September 25, 2017, the FDA rejected the Company's proposed trade name Macrilen™ (macimorelin) due to orthographic similarities and overlapping product characteristics. Subsequently, on October 11, 2017 the Company appealed the FDA's decision rejecting the proposed trade name Macrilen™ (macimorelin). On October 26, 2017, the FDA granted a user fee goal date of January 9, 2018 for the use of the proposed trade name, Macrilen™ (macimorelin). On November 15, 2017, the FDA concluded that the use of the proposed proprietary name, Macrilen™ (macimorelin), is conditionally acceptable. On December 16, 2016, we were advised by the EMA that Macrilen™ (macimorelin) was rejected as the proposed invented name for macimorelin because of its similarity to the names of other medicines. On March 8, 2018, we applied for two invented names for macimorelin: Macrilen ST and Macrilen GHST.
On January 16, 2018, through our wholly-owned subsidiary Aeterna Zentaris GmbH, we entered into Strongbridge License Agreement to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. We received an upfront cash payment of $24,000,000 from Strongbridge, and, for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on net sales up to $75,000,000 and an 18% royalty on net sales above $75,000,000. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:

•	$4,000,000 on achieving $25,000,000 annual net sales,

•	$10,000,000 on achieving $50,000,000 annual net sales,

•	$20,000,000 on achieving $100,000,000 annual net sales,

•	$40,000,000 on achieving $200,000,000 annual net sales, and

•	$100,000,000 on achieving $500,000,000 annual net sales.
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5,000,000 from Strongbridge.
Strongbridge will fund 70% of the costs of a worldwide pediatric development program to be run by the Company with customary oversight from a joint steering committee. The joint steering committee will be comprised of four persons, two of whom will be appointed by each of Strongbridge and the Company.
The commercial success of Macrilen™ (macimorelin) will depend on several factors, including, but not limited to, the receipt of approvals from the EMA and similar foreign regulatory authorities; developing appropriate distribution and marketing infrastructure and arrangements for our product; launching and growing commercial sales of the product; and acceptance of the product in the medical community, among patients and with third party payers. We are not currently conducting any clinical studies.
We continue to explore various alternatives to monetize our rights to macimorelin in other countries around the globe.
We also continue to seek opportunities to in-license and acquire products. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development, commercialization and licensing of a product portfolio achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products.

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Exhibit 99.3
2017 Annual MD&A

Commercial Operations
Our commercial operations were significantly reduced in the fourth quarter of 2017. We eliminated our contract sales team in its entirety, as well as remaining sales management in November 2017, in accordance with the terms of our agreement with inVentiv Commercial Services, LLC, an affiliate of inVentiv, a contract-sales organization. Our agreement with inVentiv commenced in November 2014.
Pursuant to termination of the inVentiv agreement, we ended our co-promotion with EMD Serono and Armune.

Summary of key expectations for revenues, operating expenditures and cash flows
The following represents forward-looking information and users are cautioned that actual results may vary.
Excluding the impact of future foreign exchange rate fluctuations, we expect that we will incur R&D costs of between $1.0 million and $2.0 million for the year ending December 31, 2018. We expect most of the expenses related to R&D to be for employee, commercial service, patent and consultant costs related to the Macrilen™ (macimorelin) PIP study (which Strongbridge will fund 70%).
Based on currently available information, we expect selling expenses to range between $0.2 million and $0.5 million during the year ending December 31, 2018. We expect most of the expenses related to selling to be for website, branding and marketing.
Excluding the impact of foreign exchange rate fluctuations, we expect G&A expenses to range between $10.0 million and $11.0 million for the year ending December 31, 2018. We expect most of the expenses related to G&A to be for employee, insurance, rent, travel, and professional fees, such as legal, accounting and public company related expenses.
Excluding any foreign exchange impacts, as well as income from new business development initiatives, we expect that our overall use of cash for operations in December 31, 2018 will range from $11.0 million to $12.0 million, as we continue to fund ongoing operating activities and working capital requirements and as outlined in the above paragraphs.

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2017 Annual MD&A

Financial Risk Factors and Other Instruments
The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 22 to the Company's annual audited consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.
The consolidated financial statements filed as part of this Annual Report on Form 20-F are presented under "Item 18. – Financial Statements".

Related Party Transactions and Off-Balance Sheet Arrangements

Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

As at December 31, 2017, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties
An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the caption "Risk Factors and Uncertainties" in our most recent Annual Report on Form 20-F for the year ended December 31, 2017 for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.
Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2017. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2017.
Management's Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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2017 Annual MD&A

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as at December 31, 2017.
Changes in Internal Controls over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2017 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

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